FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 2 DATED JUNE 30, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008 and supplement no. 1 dated May 30, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the status of the offering.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on April 22, 2008 and began accepting subscriptions into escrow on June 2, 2008. As of June 27, 2008, we had received gross offering proceeds of approximately $5.9 million, which is sufficient to satisfy the minimum offering amounts in all states except Pennsylvania and Oregon. Accordingly, we have broken escrow with respect to subscriptions received from all states except Pennsylvania and Oregon, which both have a minimum offering amount of $66.7 million.

Except with respect to subscriptions from Pennsylvania and Oregon, subscribers should make their checks payable to “KBS Real Estate Investment Trust II, Inc.” Until we have raised $66.7 million from persons not affiliated with us or our advisor, Pennsylvania and Oregon investors should continue to make their checks payable to “First Republic Trust Company, as agent for KBS Real Estate Investment Trust II, Inc.”